Exhibit 99.2

QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED OCTOBER 31, 2021 AND 2020

(Unaudited - Expressed in Canadian Dollars)

 NOTICE TO READERS

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these condensed consolidated interim financial statements.

QUARTZ MOUNTAIN RESOURCES LTD. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in Canadian Dollars)
		October 31,	(Audited) July 31,
	Note	2021	2021
Assets
Current assets Cash		$176,848	$206,443
Amounts receivable and other assets	3	6,981	5,112
		183,829	211,555
Non-current assets Mineral property interests	4	340,000	340,000
Right-of-use asset	12	44,528	47,001
Total assets		$568,357	$598,556
Liabilities and Shareholders' Equity
Current liabilities Amounts payable and other liabilities	6	$44,261	$24,423
Income taxes payable		36,452	36,452
Due to related parties	7(a) & (b)	20,952	25,367
Lease liability	11	7,692	7,466
		109,357	93,708
Non-current liabilities Lease liability	11	39,323	41,333
Total liabilities		148,680	135,041
Shareholders' equity Share capital	5(a)	27,695,261	27,599,806
Reserves		592,011	592,011
Accumulated deficit		(27,867,595)	(27,728,302)
Total shareholders' equity		419,677	463,515
Total liabilities and shareholders' equity		$568,357	$598,556
Nature and continuance of operations (note 1) Events after the reporting period (note 12) The accompanying notes are an integral part of these condensed consolidated interim financial statements.

/s/ Trevor Thomas	/s/ Leonie Tomlinson
Trevor Thomas	Leonie Tomlinson
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars, except for weighted average number of common shares)

	Three months ended October 31
Note	2021	2020
Expenses Exploration and evaluation	$97,648	$56,292
Assays and analysis	5,900	1,990
Geological	34,868	11,200
Helicopter and fuel	–	29,520
Property costs and assessments	584	–
Site activities	48,500	12,403
Travel and accommodation	7,796	1,179
	37,925	39,695

Administrative fees	7(a)	9,093	9,605
Insurance		5,192	7,995
IT Services		3,000	3,000
Legal, accounting and audit		1,455	9,312
Office and miscellaneous		5,768	322
Regulatory, trust and filing		13,417	9,461

Operating expenses	(135,573)	(95,987)
Other items Accretion expense - office lease	(1,414)	–
Amortization of Right-of-use asset	(2,474)	–
Interest income	326	470
Foreign exchange gain (loss)	(158)	357
(Loss) and comprehensive (loss) for the period	$(139,293)	$(95,160)
Basic earning (loss) per common share	$ (0.00)	$(0.00)
Diluted earning (loss) per common share	$(0.00)	$(0.00)

Weighted average number of common shares outstanding (note 5(c))
Basic	31,474,812	26,351,690
Diluted	40,114,141	39,114,141

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in Canadian Dollars)

	Note	Three months ended October 31
		2021	2020
Operating activities
Income (loss) for the period		$(139,293)	$(95,160)
Adjusted for:
Accretion expense - office lease	11	1,414	–
Amortization of Right-of-use asset	11	2,474	–
Interest income		(326)	(470)
Changes in working capital items: Amounts receivable and other assets		(1,869)	(13,154)
Amounts payable and other liabilities		19,837	17,460
Due to related parties	7(a) & 7(b)	(4,415)	(66,930)
Net cash used in operating activities		(122,178)	(158,254)
Investing activities
Interest received		326	470
Net cash provided by investing activities		326	470
Financing activities
Office lease payment (base rent portion capitalized under IFRS 16)		(3,198)	-
Proceeds from exercise of warrants	5(a)	95,455	60,000
Share issuance costs		–	(4,881)
Net cash provided by financing activities		92,257	55,119
Increase (decrease) in cash		(29,595)	(102,665)
Cash, beginning of the year		206,443	206,529
Cash, end of the period		$176,848	$103,864

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREOLDERS' EQUITY (DEFICIENCY)

(Expressed in Canadian Dollars, except for share information)

		Share Capital		Reserves
	Note	Number of Shares	Amount	Equity-settled share-based payments	Accumulated deficit	Total shareholders' equity (deficiency)
Balance at July 31, 2020		25,477,776	$27,158,423	$592,011	$(27,611,883)	$138,551
Flow-through shares issued through exercise of warrants	7(b)	1,200,000	60,000	–	–	60,000
Shares issuance costs		–	(4,881)	–	–	(4,881)
Loss for the period		–	–	–	(95,160)	(95,160)
Balance at October 31, 2020		26,677,776	$27,213,542	$592,011	$(27,707,043)	$98,510
Balance at July 31, 2021		31,205,049	$27,599,806	$592,011	$(27,728,302)	$463,515
Flow-through shares issued through exercise of warrants	5(a)	1,909,092	95,455	–	–	95,455
Loss for the period		–	–	–	(139,293)	(139,293)
Balance at October 31, 2021		33,114,141	$27,695,261	$592,011	$(27,867,595)	$419,677

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2021 AND 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.
NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. is a Canadian public company incorporated in British Columbia on August 3, 1982. The Company's corporate office is located at 1040 West Georgia Street, 15th Floor, Vancouver, British Columbia, Canada. The Company most recently focused on evaluating mineral prospects for potential acquisition and exploration in British Columbia. The Company continues to investigate potential opportunities.

These condensed consolidated interim financial statements (the "Financial Statements") of the Company as at and for the three months ended October 31, 2020, include Quartz Mountain Resources Ltd. and its subsidiaries (together referred to as the "Company"). Quartz Mountain Resources Ltd. is the ultimate parent entity of the group.

These Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. As at October 31, 2021, the Company had an accumulated deficit of $27,707,043, and has a working capital of $98,509. The Company's continuing operations are dependent upon new projects, the ability of the Company to obtain the necessary financing to complete exploration of any new projects, the ability to obtain the necessary permits to explore, develop, and mine new projects, and the future profitable production of any mine. These material uncertainties raise substantial doubt on the ability of the Company to continue as a going concern.

Additional debt or equity financing will be required to fund acquisition of mineral property interests. There can be no assurance that the Company will be able to obtain additional financial resources or achieve positive cash flows. If the Company is unable to obtain adequate additional financing, it will need to curtail its expenditures further, until additional funds can be raised through financing activities.

These Financial Statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Effective May 27, 2020, the Company completed a forward share split (the “Share Split”) on the basis of two additional common shares for every common share outstanding prior to the Share Split. Outstanding warrants were adjusted by the same share split ratio. All references to shares and per share amounts have been retroactively restated to give effect to the Share Split.

COVID-19

Given the ongoing and dynamic nature of the circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and the business of the Company or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including new information which may emerge about COVID- 19 and additional actions which may be taken to contain it.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2021 AND 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Such developments could have a material adverse effect on the Company’s business, financial condition, results of operations and cash flow, and exposure to credit risk.

The Company is constantly evaluating the situation and monitoring any impacts or potential impacts to its business.

2.
SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these Financial Statements are described below. These policies have been consistently applied for all years presented, unless otherwise stated.

(a)
Statement of compliance

These Financial Statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB") and its interpretations. Accordingly, they do not include all of the information and note disclosures as required by International Financial Reporting Standards ("IFRS") for annual financial statements.

The accounting policies and methods of computation applied by the Company in these Financial Statements are the same as those applied by the Company in its most recent annual consolidated financial statements filed on the Company's profile on SEDAR at www.sedar.com. These Financial Statements should be read in conjunction with the Company’s financial statements as at and for the year ended July 31, 2021. Results for the period ended October 31, 2021, are not necessarily indicative of future results.

The Company’s Board of Directors authorized issuance of these Financial Statements on December 17, 2021.

(b)
Basis of presentation and consolidation

These Financial Statements have been prepared on a historical cost basis, except for financial instruments measured at fair value. In addition, these Financial Statements have been prepared using the accrual basis of accounting, except for cash flow information.

These Financial Statements include the accounts of the Company and the subsidiaries that it controls. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Intercompany balances and transactions including any unrealized income and expenses arising from intercompany transactions are eliminated upon consolidation.

At October 31, 2021 and July 31, 2021, the Company held a 100% interest in QZMG Resources Ltd., a company that holds a 100% interest in Wavecrest Resources Inc.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2021 AND 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c)
Significant accounting estimates and judgments

The preparation of these Financial Statements in conformity with IAS 34 involved use of judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from such estimates.

In preparing these Financial Statements, significant judgements made by management in applying the Company's accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements as at and for the year ended July 31, 2020.

3.
AMOUNTS RECEIVABLE AND OTHER ASSETS

	October 31, 2021	July 31, 2021
Sales tax receivable	$6,981	$3,347
Prepaid insurance	-	1,765
Total	$6,981	$5,112

4.
MINERAL PROPERTY INTERESTS

	Maestro (formerly Lone Pine) Property	Angel's Camp Royalty
Balance, July 31, 2020	$–	$1
Balance, October 31, 2020	$–	$1
Balance, July 31, 2021	$340,000	$–
Balance, October 31, 2021	$340,000	$–

(a)
Maestro (formerly Lone Pine) Property, British Columbia

Under a mineral claims purchase agreement (the “Agreement”) dated June 8, 2021 between the Company and Impala Capital Corp. (the “Vendor”), the Company acquired a 100% interest in nine mineral claims located near Houston, British Columbia (the “Property”). Under the terms of the Agreement, the Company made $105,000 in cash payments and issued 1,000,000 shares to the Vendor, having a fair value of $210,000, which are subject to a 4 month resale restricted period.

The Property is subject to a pre-existing 2.5% net smelter returns (NSR) held by an unrelated arm’s length third party, of which 1.5% can be purchased for $1.5 million. This NSR is subject to an annual advance payment of $25,000 (paid).

5.
CAPITAL AND RESERVES

(a)
Authorized share capital

At October 31, 2021 and October 31, 2020, the authorized share capital of the Company comprised

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2021 AND 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

No preferred shares have been issued to date. All issued common shares are fully paid. Shares issued during the period ended October 31, 2020
On August 25, 2020, the Company issued 1,200,000 flow-through common shares on the exercise of the warrants at a price of $0.05 for gross proceeds of $60,000.

Shares issued during the period ended October 31, 2021

On October 18, 2021, the Company issued 1,909,092 flow-through common shares on the exercise of the warrants at an exercise price of $0.05 for gross proceeds of $95,455.

Flow-through shares commitment

As at October 31, 2021, the amount of flow-through proceeds remaining to be expended is approximately $38,700, which must be incurred on or before December 31, 2022.

(b)
Warrants

The continuity of the warrants during the period ended October 31, 2021 is as follows:

	Number of warrants	Weighted average exercise price ($)
Balance July 31, 2020	13,636,365	$0.05
Granted	(1,200,000)	0.05
Balance October 31, 2020	12,436,365	$0.05
Balance July 31, 2021	8,909,092	$0.05
Exercised	(1,909,092)	0.05
Balance October 31, 2021	7,000,000	$0.05

The outstanding warrants at October 31, 2021 are as follows:
Expiry Date	Price per share	Warrants Outstanding
March 26, 2025$	0.05	7,000,000
(c) Basic and Diluted Earnings (Loss)

	October 31, 2021	October 31, 2020
Weighted average common shares outstanding Plus net incremental shares from assumed conversions: Warrants	31,474,812 8,639,329	26,351,68912,762,452
Diluted weighted average common shares outstanding	40,114,141	39,114,141

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2021 AND 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

For the periods where the Company records earnings, the Company calculates diluted earnings per share using the basic weighted average number of shares. If the diluted weighted average number of shares was used, the result would be a reduction in the earnings, which would be anti-dilutive.

6.
AMOUNTS PAYABLE AND OTHER LIABILITIES

	October 31, 2021	July 31, 2021
Amounts payable	$33,834	$24,423
Amounts payable	$10,427	$-
Total	$44,261	$24,423

7.
RELATED PARTY BALANCES AND TRANSACTIONS

(a)
Transactions with Key Management Personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company.

The Company compensated key management personnel as follows:

	Three months ended October 31,
	2021	2020
Short-term employee benefits, including salaries	$5,500	$3,025

Short-term employee benefits include salaries, director’s fees, and amounts paid to Hunter Dickinson Services Inc. (“HDSI”) (note 7(b)) for services provided to the Company by certain HDSI personnel who serve as directors or officers of the Company and the fees paid to the Chief Financial Officer who is independent of HDSI appointed on August 15, 2020.

During the three months ended October 31, 2021, the Company incurred $3,000 for the fees to an entity controlled by the new Chief Financial Officer (October 31, 2020 - $2,500).

As at October 31, 2021, the balance payable to the Chief Financial Officer was $1,050 (July 31, 2021

- $NIL). The balance was settled in November 2020.

(b)
Entities with Significant Influence over the Company

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary HDSI are private companies established by a group of mining professionals. HDSI provides services under contracts for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. The Company acquires services from a number of related and arms-length contractors, and it is at the Company’s discretion that HDSI provides certain contract services.

The Company’s Chief Executive Officer, President, Chairman, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated June 1, 2008, HDSI provides certain technical, geological, corporate

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2021 AND 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company. As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Third- party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The following is a summary of transactions with HDSI that occurred during the reporting period:

	Three months ended October 31,
	2021	2020
HDSI: Services received through management services agreement	$10,993	$10,300
HDSI: Office lease related expenses (accretion expenses, amortization of right-of-use assets under IFRS 16 and operating costs not capitalized as right-of-use assets under IFRS 16)	5,285	–
HDSI: Reimbursement of third party expenses paid	2,824	1,640
Total	$19,102	$11,940

United Mineral Services

United Mineral Services Ltd. (“UMS”) is a private company wholly-owned by a key shareholder of the Company. UMS is engaged in the acquisition and exploration of mineral property interests.

	October 31, 2021	July 31, 2021
Balance payable to HDSI	$7,305	$9,024
Balance payable to United Mineral Services	12,597	15,786
Balance payable to an officer	1,050	–
Balance payable to a shareholder	–	557
Due to related parties	$20,952	$25,367

8.
OPERATING SEGMENTS

The Company operates in a single reportable operating segment – the acquisition, exploration, and evaluation of mineral property interests. The Company is currently focused on the acquisition and exploration of mineral property interests in Canada. The Company’s only long-term asset is located in the USA.

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2021 AND 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

9.
FINANCIAL INSTRUMENTS

Financial assets and liabilities are classified in the fair value hierarchy according to the lowest level of input that is significant to the fair value measurement. Assessment of the significance of a particular input to the fair value measurement requires judgement and may affect placement within the fair value hierarchy levels. The hierarchy is as follows:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).

Level 3: inputs for the asset or liability that are not based on observable marketdata (unobservable inputs).

The carrying value of cash, amounts receivable, amounts payable and other liabilities, due to a related party, and loan payable approximates fair value due to the short-term nature of the financial instruments. Cash is classified as fair value through profit or loss and measured at fair value using level 1 inputs.

10.
FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

(a)
Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and amounts receivable. The Company limits its exposure to credit risk on liquid financial assets by only investing its cash with high- credit quality financial institutions in business and savings accounts. Receivables are due primarily from a government agency.

The carrying value of the Company's cash and amounts receivable represent the maximum exposure to credit risk.

(b)
Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company does not have sufficient capital in order to meet short-term business requirements, and accordingly is exposed to liquidity risk.

The following obligations existed at October 31, 2021:

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2021 AND 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Total	Less than 1 year	1-5 years
Amounts payable and other liabilities	$44,261	$44,261	-
Due to a related party	20,952	20,952	-
Lease liability	47,015	7,692	39,323
Total	$112,228	$72,905	39,323

The following obligations existed at October 31, 2020:

	Total	Less than 1 year	1-5 years
Amounts payable and other liabilities	$21,636	$21,636	-
Due to a related party	8,902	8,902	-
Total	$30,538	$30,538	-

(c)
Interest rate risk

The Company’s exposure to interest rate risk arises from the interest rate impact on cash. The Company’s practice has been to invest cash at floating rates of interest, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss because of a decrease in the fair value of any demand bank investment certificates included in cash as they are generally held with large financial institutions. The Company from time to time has debt instruments and is exposed to risk in the event of interest rate fluctuations. The Company has not entered into any interest rate swaps or other financial arrangements that mitigate the exposure to interest rate fluctuations.

(d)
Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments. The Company is not subject to significant market risk.

(e)
Capital management objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to potentially provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity (deficiency) as capital. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the period

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2021 AND 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

ended October 31, 2021.

The Company is not subject to any externally imposed equity requirements.

11.
OFFICE LEASE – RIGHT OF USE ASSET AND LEASE LIABILITY

The Company subleases corporate offices in Vancouver, BC from HDSI under a lease agreement dated May 1,2021 and the lease expires on April 29, 2026. Refer to Note 2 (c)for details regarding the 2019 adoption of IFRS 16. Right-of-use asset A summary of the changes in the right-of-use asset for the period ended October 31 and July 31, 2021 is as follows:

 Right-of-use-asset

Balance at July 31, 2021	$47,001
Amortization	(2,473)
Balance at October 31, 2021	$44,528

Lease liability: On May 1, 2021, the Company entered into lease agreement which resulted in the lease liability of $49,475 (undiscounted value of $67,486, discount rate used is 12.00%). This liability represents the monthly lease payment from May 1, 2021 to April 29, 2026, the end of the lease term less abatement granted by HDSI. A summary of changes in the lease liability during the period ended October 31 and July 31, 2021 are as follows:

Lease liability
Balance at July 31, 2021	$48,799
Lease payment - base rent portion	(3,198)
Lease liability - accretion expense	1,414
Balance at October 31, 2021	47,015
Current portion	7,692
Long-term portion	$39,323

The following is a schedule of the Company’s future lease payments (base rent portion) under lease obligations:

Future lease payments (base rent portion only)
Fiscal 2022 (November 1, 2021 to July 31, 2022)	$9,594
Fiscal 2023 (August 1, 2022 to July 31, 2023)	12,956
Fiscal 2024 (August 1, 2023 to July 31, 2024)	13,612
Fiscal 2025 (August 1, 2024 to July 31, 2025)	14,104
Fiscal 2026 (August 1, 2025 to April 29, 2026)	10,578
Total undiscounted lease payments	$60,844
Less: imputed interest	(13,829)
Lease liability as at October 31, 2021	$47,015

QUARTZ MOUNTAIN RESOURCES LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED OCTOBER 31, 2021 AND 2020
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

12.
EVENTS AFTER THE REPORTING PERIOD

a)
On November 5, 2021, the Company entered into a mineral claims purchase agreement with United Mineral Services Ltd. to acquire 100% interest in the Jake mineral property consisting of four staked claims (the “Jake Property”) and obtained an additional option to purchase 100% of five adjacent claims owned by an arm’s length third party. The Jake Property is located approximately 162 km north of Smithers, British Columbia. The Jake Property acquisition is subject to TSX Venture Exchange approval.

b)
On December 13, 2021, the Company issued 7,000,000 flow-through common shares on the exercise of the warrants at an exercise price of $0.05 for gross proceeds of $350,000.